Exhibit 99.1

Brera Holdings PLC (d/b/a Solmate Infrastructure) Announces Results of 2026 Annual General Meeting; Shareholders Decisively Re-Elect All Company’s Five Director Nominees by Wide Margins

Voting Results Reaffirm Shareholder Confidence in the Board Despite Misguided Campaign by RBCH Ltd.

Shareholders Overwhelmingly Reject RockawayX’s Control Campaign as Company Reaffirms Intent to Pursue Claims and Protect Shareholders

DUBLIN--(BUSINESS WIRE)-- Brera Holdings PLC (Nasdaq: SLMT) (the “Company” or “Solmate”) today announced the voting results in respect of Proposal No. 1 and Proposal No. 2 of its 2026 Annual General Meeting of Shareholders (the “AGM”), held on June 26, 2026. At the AGM, shareholders duly re-elected all five of the Company’s director nominees - Ron Sade, Alyazi Saeed Ahmad Alkhattal Almheiri, Erez Simha, Tariq Salem Ebraheem Alsaman Alnuaimi and Keren Maimon, each by a wide margin, with support ranging from approximately 62% to nearly 70% of shares voted, on turnout of 71.49% of shares outstanding.

The result is a clear, across-the-board endorsement of the leadership of the current Board of Directors of the Company (the “Board”), delivered notwithstanding a campaign by RBCH Ltd. (“RBCH”), an affiliate of RockawayX and its Managing Partner and CEO, Viktor Fischer, which had urged shareholders to withhold support from the Board’s nominees. Shareholders saw through that campaign for what it is — a self-interested attempt by a spurned counterparty to seize control of the Company after the Board rejected Mr. Fischer’s proposal to sell his business, RockawayX. The Company believes RockawayX’s attempt to sell the business was based on an inflated valuation built on misleading financial representations. The Board’s rejection of Mr. Fischer’s proposal came after a thorough review of the available information, following which the Board determined that the proposed transaction was not in the best interests of the Company and declined to pursue it. Rather than accepting the Board’s informed business judgment, RBCH and Mr. Fischer responded to that rejection not with legitimate engagement, but with a coordinated pressure campaign — a board-removal requisition, a vote-no campaign aimed at certain directors, and a derivative lawsuit filed on the eve of the AGM. RBCH’s effort to single out Mr. Sade and Ms. Maimon in particular gained no traction with shareholders, who returned the entire slate by comparable margins.

Today’s vote makes clear that shareholders rejected this campaign notwithstanding RBCH’s last-minute derivative suit and Mr. Fischer’s continuance attempt to appoint himself as a director per his public announcement — tactics the Company views as part of a broader campaign to manufacture the appearance of governance concerns out of routine corporate matters, in service of Mr. Fischer’s and RockawayX’s own financial interests rather than those of Solmate’s shareholders.

Shareholders have spoken through their votes, and the message is unambiguous — every member of this Board was returned by a decisive margin, and Viktor Fischer’s and RockawayX’s campaign to seize control of this Company through pressure rather than performance has been rejected in full. This Board exercised its business judgment, declined to overpay for a business that did not stand up to diligence, and shareholders have now supported the Board in overwhelming numbers. The Company also views the recently filed derivative lawsuit by RBCH as a meritless and tactical attempt to further distract the Company and interfere with its mandate from shareholders. The Company intends to take all appropriate action to protect itself and its shareholders. “We will not be distracted by further attempts at coercion, and we intend to pursue our claims against Mr. Fischer and RockawayX to their full conclusion while we get back to the business of building Solmate,” said Ron Sade, Chief Executive Officer.

We continue to uphold our commitment to shareholders: protect and defend the interests of all shareholders, safeguard the Company’s assets, and ensure that corporate resources are used to create value for investors rather than serving person interests.

Results of 2026 Annual General Meeting

The re-election of each of the Company’s director nominees pursuant to Proposal No. 1, and the ratification of the appointment of Reliant CPA PC as the Company’s independent registered public accounting firm for the Company’s fiscal year ended December 31, 2026 pursuant to Proposal No. 2, were put to the AGM as separate resolutions, and were decided by way of separate polls. The Company notes the AGM was adjourned following the proposal of Proposal No. 2. Notice of the adjourned meeting in respect of the remaining formal business will be provided in due course.

As at June 1, 2026, the total number of voting shares in issue was 11,009,294. Accordingly, the total number of votes cast represent approximately 71.49%.

	For		Against
Nominee	No. of Shares	%	No. of Shares	%	Result
1. By separate resolutions, to re-elect
1(a) Ron Sade	4,865,946	61.83%	3,003,800	38.16%	Elected
1(b) Alyazi Saeed Ahmad Alkhattal Almheiri	4,863,814	61.80%	3,005,365	38.19%	Elected
1(c) Erez Simha	5,456,738	69.33%	2,413,034	30.66%	Elected
1(d) Tariq Salem Ebraheem Alsaman Alnuaimi	4,863,867	61.80%	3,005,312	38.19%	Elected
1(e) Keren Maimon	4,865,673	61.82%	3,004,119	38.17%	Elected
2. Proposal to ratify the appointment of Reliant CPA PC as the Company’s independent registered public accounting firm for the Company’s fiscal year ended December 31, 2026	7,690,160	99.08%	70,813	0.91%	Passed

The Company will publish the results of Proposal No.3 after the adjourned meeting is reconvened at a later date.

About Brera Holdings PLC (d/b/a Solmate Infrastructure)

Brera Holdings PLC, operating as Solmate Infrastructure, is a Solana-focused crypto infrastructure company focused on building institutional-grade Solana staking, validation and treasury infrastructure, with a strategic foothold in Abu Dhabi.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "expect," "intend," "plan," "anticipate," "believe," "will," and similar expressions. These statements are based on current expectations, estimates, assumptions and projections and involve known and unknown risks, uncertainties, and other factors that may cause actual results to differ materially from those expressed or implied by such statements, including, but not limited to, risks and uncertainty relating to ongoing litigation with RBCH Ltd. and its affiliates, market conditions, and other matters described in the Company’s filings with the SEC. Further information regarding these and other risks is included in the Company’s Annual Report on Form 20-F and current reports on Form 6-K and other documents filed with the SEC. The Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by applicable law.

Contacts

Wachsman

solmate@wachsman.com